Katerine Calero

c/o Tofla Megaline Inc.

1389 Peachtree Street NE

Atlanta, GA 30309

December 15, 2025

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:   Tofla Megaline Inc.

Schedule 13D Filed by Katerine Calero Filed May 6, 2025

File No. 005-94992

Dear Mr. Callaghan and Mr. Panos:

I submit this letter in response to the comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated August 12, 2025, with respect to the above-referenced Schedule 13D.

The Company has filed today via EDGAR Amendment No. 2 to the Schedule 13D (the “Amendment”), which reflects the Company’s responses to the comment received by the Staff and certain updated information.

For ease of reference, the Staff’s comment is included below, followed by the my response thereto. Capitalized terms used but not defined herein have the meanings given to such terms in the Amendment.

Schedule 13D Filed May 6, 2025

General

1.	We note that the date of event reported as requiring the filing of the Schedule 13D was February 3, 2025. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 3, 2025 event date, the Schedule 13D submitted on May 6, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response

The Reporting Person acknowledges the Staff’s observation regarding the timeliness of the initial Schedule 13D filing made on May 6, 2025. The acquisition of beneficial ownership exceeding five percent of the class of securities occurred on January 31, 2025. The filing was therefore untimely.

The delay resulted from an inadvertent administrative oversight in the Reporting Person’s internal compliance processes during a period of significant personal and professional transition, including transition in business operations and the coordination of obtaining SEC filing codes, which led to the delayed identification and reporting of the threshold acquisition event. Upon becoming aware of the filing obligation, the Reporting Person promptly filed the initial Schedule 13D on May 6, 2025, with full disclosure of the holdings and transaction details.

The Reporting Person has implemented enhanced procedures, including quarterly compliance reviews, to prevent any future delays in Section 13(d) reporting obligations. The Reporting Person respectfully submits that this isolated instance does not reflect any intent to conceal the acquisition and has not resulted in any prejudice to investors or the market.

The Reporting Person is committed to full compliance with the Commission’s beneficial ownership reporting requirements and appreciates the Staff’s guidance in this matter.

Item 4

2.	Please amend Item 4 of the Schedule 13D to include any plans or proposals which relate to or would result in the enumerated items listed in subsections (a)-(j) of Item 4 of Schedule 13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the “Special Instructions for Complying With Schedule 13D” at Rule 13d-101 of Regulation 13D-G.

Response

The Reporting Person acknowledges the Staff’s comment and has amended Item 4 of the Schedule 13D concurrently with the submission of this response letter to affirmatively state that she has no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The amended Schedule 13D/A includes revised disclosure in Item 4 consistent with the Staff’s guidance and Instruction A to the Special Instructions for Complying with Schedule 13D.

Item 5

3.	Please amend this section to provide the information specified in subsections (b), (d), and (e) of Item 5 of Schedule 13D. To the extent such subsections are not applicable, please affirmatively so state. See Instruction A within the “Special Instructions for Complying With Schedule 13D” at Rule 13d-101 of Regulation 13D-G.

Response

The Reporting Person acknowledges the Staff’s comment and has amended Item 5 of the Schedule 13D concurrently with this response to provide complete responses to subsections (b), (d), and (e), including affirmative statements where the requested information is not applicable. The revised Item 5 includes the required breakdowns of voting and dispositive power in subsection (b), as the Reporting Person has sole voting and dispositive power over all reported shares. Subsections (d) and (e) have been addressed with affirmative statements that no other persons have rights to dividends or proceeds exceeding 5% and that subsection (e) is not applicable, respectively.

Item 6

4.	We note that the reported 4,500,000 shares of common stock were acquired from a shareholder of Tofla Megaline Inc. on February 3, 2025. Based on a Form 8-K filed by Tofla Megaline Inc. on February 3, 2025, it appears that those shares were acquired pursuant to a Stock Purchase Agreement between Alice Group USA LLC and Rodolfo Guerrero Angulo. Please revise this section to provide a description of the Stock Purchase Agreement and file the agreement as an exhibit to the Schedule 13D. See Items 6 and 7 of Schedule 13D.

Response

The Reporting Person acknowledges the Staff’s comment. The 4,500,000 shares of Common Stock reported as beneficially owned by the Reporting Person were acquired indirectly through Alice Group USA LLC (an entity controlled by the Reporting Person) pursuant to a Stock Purchase and Escrow Agreement, dated as of December 31, 2024 (the “Stock Purchase Agreement”), between Thomas Crest Capital, a company controlled by Raoul Thomas, the husband of the Reporting Person, which shares were assigned to Alice Group USA LLC on January 31, 2025 as of the closing date for no consideration. On May 5, 2025, Alice Group USA LLC assigned 4,500,000 shares of common stock to Alice Group Ltd. for no consideration

Concurrently with this response, the Reporting Person is filing an amendment to the Schedule 13D (the “Amendment”) that revises Item 6 to describe the Stock Purchase Agreement and adds the Stock Purchase and Escrow Agreement as Exhibit 99.1 to the Schedule 13D in accordance with Item 7. Further, the two assignments were included as Exhibits 99.2 and 99.3. A brief summary of the material terms of the Stock Purchase Agreement is included in the revised Item 6 disclosure set forth below.

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The Reporting Person appreciates the Staff’s guidance. Please do not hesitate to contact the below if you have any questions or comments. Thank you.

Sincerely,

/s/ Katerine Calero

Katerine Calero